Exhibit 99.1

LAIX Inc. Announces Share Repurchase Program

SHANGHAI, China, November 14, 2019 — LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$20 million of its outstanding American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy.

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. LAIX’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.

Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX, stated, “Based on our continued solid performance and, more importantly, the confidence we have in our business going forward, the board of directors and management team believe that the Company’s shares are an attractive investment opportunity. This share repurchase program underscores our conviction in our business fundamentals and long-term prospects. We remain optimistic about the promising opportunities that are present in China’s AI-powered language learning market, and believe our healthy financial position, strong execution capabilities, and cutting-edge technologies will enable us to deliver long-term sustainable growth and enhance value for our shareholders.”

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

2